

January 23, 2014

<u>Via U.S. Mail</u>
Mr. Robert E. Jordan, President
Dixie Foods International, Inc.
115 N.E. 6th Blvd.
Williston, FL   32696

> **Re: Dixie Foods International, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed December 16, 2013**
> **File No. 000-54536**

Dear Mr. Jordan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended August 31, 2013</u>

<u>Cover Page</u>

1.   Please include your correct Commission File Number, "000-54536," on all future filings you submit.

<u>Financial Statements, page F-1</u>

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

2.   Your accountants' opinion does not address your cumulative period results presented in the financial statements, from May 11, 2010 (inception) through August 31, 2013, as required for a development stage entity. Please obtain a revised audit opinion from your accountants encompassing all periods presented in your financial statements, and include such in an amended Form 10-K filing. We remind you such amended Form 10-K filing

should include updated officers' certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief